

AMEND BOND PERIOD ENDORSEMENT

Named Assured			Endorsement Number
BOW RIVER CAPITAL EVERGREEN FUND			

Bond Number	Bond Period		Effective Date of Endorsement
J06103789	12-28-2024 to 02-26-2026		December 28, 2025

Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Item 1 of the Declarations and replacing with the following:

Item 1. Bond Period: From: December 28, 2024
To: February 26, 2026
At 12:01 A.M. local time at the Address of **Assured**.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

Exhibit A

The following resolutions were approved by the Board of Trustees of the Bow River Capital Evergreen Fund at a meeting of the Trustees held on December 10, 2025

Approval to Renew Fidelity Bond

WHEREAS, the Fund is required to and in fact currently maintains a fidelity bond in the minimum amount specified by Rule 17g-1 under the Investment Company Act of 1940, as amended ("1940 Act"); and

WHEREAS, in order to continue to maintain the required bond, the Fund must apply for continuing fidelity bond coverage.

IT IS THEREFORE RESOLVED, that the appropriate officers of the Fund be and they hereby are authorized to extend the current fidelity coverage for the Fund in the amount required by Rule 17g-1; and it is

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to obtain fidelity coverage for the Fund as required by Rule 17g-1 and, upon receipt thereof, to file a copy of said fidelity bond with the SEC in accordance with the requirements of Rule 17g-1 under the 1940 Act; and it is

FURTHER RESOLVED, that the Secretary of the Fund be, and hereby is, designated as the officer directed to make filings and give the notices required of the Fund by Rule 17g-l under the 1940 Act; and it is

FURTHER RESOLVED, that the proper officers of the Fund be, and each of them hereby is, authorized and directed to execute the fidelity bond on behalf of the Fund; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized to make any and all payments and to do any and all acts, in the name of the Fund and on its behalf, as they or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

An additional premium of $838 has been paid for the extension of the coverage period to end on February 26, 2026.